Fuwei Films Announces Second Quarter Fiscal 2013 Unaudited Financial Results

-Teleconference to be Held on Friday, August 23, 2013 at 9:00 am EDT-

BEIJING, China, August 22, 2013 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

▪	Net sales for the second quarter were RMB77.4 million (US$12.6 million), compared with RMB92.4 million in the same period of 2012.

▪	Net loss attributable to the Company for the second quarter was RMB18.2 million (US$3.0 million), compared with net loss attributable to the Company of RMB11.9 million in the same period of 2012.

▪	Net cash used in operating activities during the first six months was RMB11.2 million (US$1.8 million), compared with net cash provided by operating activities RMB49.0 million in the same period of 2012.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, said, “We are still facing strong competition arising from increased supply over demand in the market which is impacting the Company’s quarterly results. However, I am pleased to report that the progress with the third production line is on track. This production line has produced some commodity thick films ranging in thickness from 38μm to 250μm, and the Company is producing sample diffusion films (a type of TFT-LCD optical film) at 188μm at the request of our clients. We will continue to conduct commissioning and testing while developing new products during the trial operation. We believe the addition of the third line is a sound strategy that will help us deliver long-term value for our shareholders.

Second Quarter 2013 Results

Revenues for the second quarter ended June 30, 2013 were RMB77.4 million (US$12.6 million), representing a decrease of 16.2% from RMB92.4 million in the second quarter of 2012. The decrease in revenues was due to the reduction of average sales price by 5.9% driven by stronger competition in China and a simultaneous decrease in total sales volumes by 11.0%.

Overseas sales in the second quarter of 2013 were RMB9.5 million or US$1.5 million, or 12.3% of total revenues, compared with RMB20.1 million or 21.8% of total revenues in the second quarter of 2012. The decrease in overseas sales was due to lower demand from international markets and enhanced competition as well as anti-dumping measures taken by the USA and South Korea, which led to a decrease in orders from the overseas markets compared to the second quarter of 2012.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended June 30, 2013 and 2012 (amounts in thousands):

	Three-Month Period Ended
	June 30, 2013		% of Total	June 30, 2012	% of Total
	RMB	US$		RMB
Sales in China	67,906	11,064	87.7%	72,279	78.2%
Sales in other countries	9,495	1,547	12.3%	20,145	21.8%

Total	77,401	12,611	100.0%	92,424	100.0%

Gross loss for the second quarter of 2013 was RMB2.3 million (US$0.4 million) , representing a decrease of 221.1% from a gross profit of RMB1.9 million in the second quarter of 2012. Gross loss margin was 3.0%, as compared to a gross profit margin of 2.0% for the same period in 2012. The decrease of gross margin was primarily due to a 5.9% decrease in average product sales price driven by stronger competition in China which outpaced the decrease in the average cost of goods sold of 1.1% compared to the second quarter of 2012 which contributed to an increase in gross loss for the second quarter of 2013.

Operating expenses for the second quarter 2013 were RMB13.6 million (US$2.2 million), representing a 12.4% increase from RMB12.1 million in the second quarter of 2012. The increase was mainly due to increased R&D expenditure on new products in the second quarter of 2013.

Operating loss for the second quarter of 2013 was RMB15.9 million (US$2.6 million), compared with operating loss of RMB10.3 million in the same period of 2012.

Net loss attributable to the Company for the second quarter of 2013 was RMB18.2 million (US$3.0 million), compared with net loss attributable to the Company of RMB11.9 million in the second quarter of 2012.

Basic and diluted net loss per share was RMB1.39 (US$0.23), compared with basic and diluted net loss per share of RMB0.91 in the second quarter of 2012.

Total shareholders’ equity was RMB483.0 million (US$78.7 million) as of June 30, 2013, compared with RMB519.2 million as of December 31, 2012.

As of June 30, 2013, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, August 23, 2013, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 419304. The replay will be available until September 23, 2013, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Mr. Yong Jiang

Board Secretary

Phone: +86 158 632 92177
Email: fuweiir@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2013		December 31, 2012
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	9,167	1,494	5,006
Restricted cash	47,750	7,780	21,457
Accounts and bills receivable, net	13,296	2,166	21,587
Inventories	48,816	7,954	34,291
Advance to suppliers	4,842	789	13,543
Prepayments and other receivables	30,498	4,969	26,174
Deferred tax assets - current	2,081	339	1,857
Total current assets	156,450	25,491	123,915

Property, plant and equipment, net	209,227	34,090	233,335
Construction in progress	328,418	53,511	337,990
Lease prepayments, net	19,261	3,138	19,523
Advance to suppliers - long term, net	7,587	1,236	5,299
Long-term deposit	16,760	2,731	16,760
Other Assets	13,393	2,182	262
Deferred tax assets - non current	10,396	1,694	10,466

Total assets	761,492	124,073	747,550

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	107,032	17,439	110,000
Accounts payables	27,155	4,425	28,796
Notes payable	88,185	14,368	38,299
Advance from customers	16,116	2,626	11,714
Accrued expenses and other payables	6,488	1,057	6,831
Obligations under capital leases-current	8,049	1,311	6,282
Total current liabilities	253,025	41,226	201,922

Obligations under capital leases	12,787	2,083	13,718
Long-term loan	10,000	1,629	10,000
Deferred tax liabilities	3,471	566	3,476

Total liabilities	279,283	45,504	229,116

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,171	13,323
Additional paid-in capital	311,907	50,821	311,907
Statutory reserve	37,441	6,100	37,441
Retained earnings	119,075	19,402	155,341
Cumulative translation adjustment	1,252	204	1,222
Total shareholders’ equity	482,998	78,698	519,234
Non-controlling interest	(789)	(129)	(800)
Total equity	482,209	78,569	518,434
Total liabilities and equity	761,492	124,073	747,550

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2013		2012	2013		2012
	RMB	US$	RMB	RMB	US$	RMB
Net sales	77,401	12,611	92,424	153,978	25,088	183,435
Cost of sales	79,708	12,987	90,543	157,476	25,658	184,580

Gross (loss) profit	(2,307)	(376)	1,881	(3,498)	(570)	(1,145)

Operating expenses
Selling expenses	3,625	591	4,678	7,970	1,299	8,764
Administrative expenses	9,985	1,627	7,469	19,291	3,143	13,817
Total operating expenses	13,610	2,218	12,147	27,261	4,442	22,581

Operating loss	(15,917)	(2,594)	(10,266)	(30,759)	(5,012)	(23,726)

Other income (expense)
- Interest income	281	46	1,851	342	56	2,509
- Interest expense	(2,664)	(434)	(3,332)	(5,881)	(958)	(6,057)
- Others income (expense), net	(27)	(4)	(78)	(128)	(21)	349

Total other income (expense)	(2,410)	(392)	(1,559)	(5,667)	(923)	(3,199)

Loss before provision for income taxes	(18,327)	(2,986)	(11,825)	(36,426)	(5,935)	(26,925)

Income tax benefit (expense)	136	22	(90)	159	26	(121)

Net loss	(18,191)	(2,964)	(11,915)	(36,267)	(5,909)	(27,046)

Net (loss) income attributable to noncontrolling interests	(1)	0	1	(1)	0	(2)
Net loss attributable to the Company	(18,190)	(2,964)	(11,916)	(36,266)	(5,909)	(27,044)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest	10	2	(8)	12	2	(8)
- Foreign currency translation adjustments attributable to the Company	19	3	(18)	30	5	(26)

Comprehensive income (loss) attributable to non-controlling interest	9	2	(7)	11	2	(10)
Comprehensive loss attribute to the Company	(18,171)	(2,961)	(11,934)	(36,236)	(5,904)	(27,070)

Loss per share, Basic and diluted	(1.39)	(0.23)	(0.91)	(2.78)	(0.45)	(2.07)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2013		2012
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(36,267)	(5,909)	(27,046)
Adjustments to reconcile net loss to net cash
(used in) provided by operating activities
- Gain on disposal of property, plant and equipment	-	-	(35)
- Depreciation of property, plant and equipment	24,353	3,968	24,346
- Amortization of intangible assets	262	43	227
- Deferred income taxes	(159)	(26)	121
- Bad debt expense (recovery)	1,495	244	(375)
Changes in operating assets and liabilities
- Accounts and bills receivable	6,797	1,107	29,840
- Inventories	(14,526)	(2,367)	(56)
- Advance to suppliers	8,701	1,418	2,298
- Prepaid expenses and other current assets	(1,916)	(312)	28,976
- Accounts payable	(1,641)	(267)	1,986
- Accrued expenses and other payables	(291)	(47)	328
- Advance from customers	4,402	717	6,083
- Tax payable	(2,408)	(392)	(17,715)

Net cash (used in) provided by operating activities	(11,198)	(1,823)	48,978

Cash flow from investing activities
Purchases of property, plant and equipment	(244)	(40)	(556)
Restricted cash related to trade finance	(26,298)	(4,285)	62,180
Advanced to suppliers - non current	(2,288)	(373)	(97,391)
Amount change in construction in progress	(3,559)	(580)	(1,298)
Proceeds from sale of property, plant and equipment	-	-	250

Net cash used in investing activities	(32,389)	(5,278)	(36,815)

Cash flow from financing activities
Principal payments of short-term bank loans	(110,000)	(17,923)	(168,501)
Proceeds from short-term bank loans	107,032	17,439	120,000
Payment of capital lease obligation	(4,164)	(678)	-
Change in notes payable	49,886	8,128	33,110
Proceeds from sale-leaseback equipment	5,000	815	-

Net cash provided by (used in) financing activities	47,754	7,781	(15,391)

Effect of foreign exchange rate changes	(6)	10	(19)

Net increase (decrease) in cash and cash equivalent	4,161	690	(3,247)

Cash and cash equivalent
At beginning of period	5,006	804	44,172
At end of period	9,167	1,494	40,925

SUPPLEMENTARY DISCLOSURE:
Interest paid	5,881	958	6,057
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	6,220	1,013	1,711
Obligations for acquired equipment under capital lease:	20,836	3,395	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.